# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cogent Biosciences, Inc., CIK 0001622229
CUSIP: 19240Q201
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 01/22/2026
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,261,918; sole dispositive power 0; shared dispositive power 16,261,918; aggregate amount beneficially owned 16,261,918 (9.9% of the class)
  Comment: The securities include (a) 5,503,418 shares of common stock, $0.001 par value ("Common Stock"), and (b) 10,758,500 shares of Common Stock issuable upon conversion of 43,034 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") directly held by Fairmount Healthcare Fund II L.P. ("Fund II"). The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.9%.
  
  Row 13 is based on 164,264,062 shares of Common Stock outstanding as of January 22, 2026, consisting of (i) 142,376,529 shares of Common Stock outstanding as of November 5, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) 11,129,033 shares of Common Stock sold in the Company's underwritten public offering, as reported in the Company's Current Report on Form 8-K filed on November 13, 2025, and (iii) 10,758,500 shares of Common Stock underlying the 43,034 shares of Series A Preferred Stock owned by Fund II, subject to the beneficial ownership limitation.
- Fairmount Healthcare Fund II GP LLC (CIK 0001830382): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,261,918; sole dispositive power 0; shared dispositive power 16,261,918; aggregate amount beneficially owned 16,261,918 (9.9% of the class)
  Comment: The securities include (a) 5,503,418 shares of Common Stock, and (b) 10,758,500 shares of Common Stock issuable upon conversion of 43,034 shares of Series A Preferred Stock directly held by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.9%.
  
  Row 13 is based on 164,264,062 shares of Common Stock outstanding as of January 22, 2026, consisting of (i) 142,376,529 shares of Common Stock outstanding as of November 5, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) 11,129,033 shares of Common Stock sold in the Company's underwritten public offering, as reported in the Company's Current Report on Form 8-K filed on November 13, 2025, and (iii) 10,758,500 shares of Common Stock underlying the 43,034 shares of Series A Preferred Stock owned by Fund II, subject to the beneficial ownership limitation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Cogent Biosciences, Inc.
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 9 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 6, 2020, Amendment No. 1 filed on June 21, 2022, Amendment No. 2 filed on June 13, 2023, Amendment No. 3 filed on February 16, 2024, Amendment No. 4 filed on March 27, 2024, Amendment No. 5 filed on April 1, 2024, Amendment No. 6 filed on June 13, 2024, Amendment No. 7 filed on July 14, 2025 and Amendment No. 8 filed on November 17, 2025 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of Cogent Biosciences, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 9 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 9 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in rows 7 through 10 of each of the cover pages of this Amendment No. 9 is incorporated by reference herein.

In aggregate, the Reporting Persons have voting and dispositive power over 16,261,918 shares of Common Stock, which is comprised of (a) 5,503,418 shares of Common Stock and (b) 10,758,500 shares of Common Stock currently issuable upon conversion of 43,034 shares of Series A Preferred Stock, reflecting the beneficial ownership limitation of 9.9% of the outstanding Common Stock. In total, the Reporting Persons currently own 67,414 shares of Series A Preferred Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On January 22, 2026, Fund II sold in a block trade a total of 3,500,000 shares of Common Stock at a price of $36.40 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC on November 17, 2025)

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (01/22/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (01/22/2026)
- Fairmount Healthcare Fund II GP LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (01/22/2026)
- Fairmount Healthcare Fund II GP LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (01/22/2026)